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BY EDGAR

December 30, 2010

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-1090

Re:	ProShares Trust (Registration Nos. 333-89822 and 811-21114)

Ladies and Gentlemen:

On behalf of ProShares Trust (the “Trust”), we are today filing, pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended, by electronic submission via EDGAR, Post-Effective Amendment No. 30 to the Trust’s Registration Statement on Form N-1A (the “Amendment”).

In addition to the Part C, the Amendment includes the following:

(i) a Prospectus relating to Ultra iBoxx Liquid Investment Grade, UltraPro iBoxx Liquid Investment Grade, UltraPro Short iBoxx Liquid Investment Grade, Ultra iBoxx Liquid High Yield, UltraPro iBoxx Liquid High Yield, UltraPro Short iBoxx Liquid High Yield, Short Barclays Aggregate Bond, Ultra Barclays Aggregate Bond, Ultra Short Barclays Aggregate Bond, UltraPro Barclays Aggregate Bond, UltraPro Short Barclays Aggregate Bond, UltraPro [     ] Municipal Bond, Ultra [     ] Municipal Bond, Short [     ] Municipal Bond, Ultra Short [     ] Municipal Bond, and UltraPro Short [     ] Municipal Bond (collectively, the “Funds”), each a new series of the Trust; and

(ii) a Statement of Additional Information for the Funds.

The Amendment is being submitted to register shares of the Funds and relates solely to the Funds. No information relating to any other series or class of series of the Trust is amended or superseded hereby.

No fees are required in connection with this filing. Please direct any comments or questions on the Amendment to Robert J. Borzone, Jr. at (301) 634-4361.

Regards,

/s/ Rajib Chanda
Rajib Chanda